UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.                     )
DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

(Name of Subject Company (issuer))
STRATEGIC SHAREHOLDER LIQUIDITY FUND, LLC
STRATEGIC SHAREHOLDER LIQUIDITY FUND OPERATOR, LLC
STONERISE CAPITAL MANAGEMENT MASTER FUND, L.P.
HAROLD HOFER
(Name of filing persons (offeror))

(Names of Filing Persons (identifying status as offeror, issuer or other person)
Common Stock, $0.01 par value

(Title of Class of Securities)
None or Unknown

(CUSIP Number of Class of Securities)
Harold Hofer
3501 Jamboree Road
Suite 500
Newport Beach, CA 92660
(949) 275-2658

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copies of all correspondence to:
Derek D. Dundas, Esq.
Rutan & Tucker, LLP
611 Anton Boulevard, 14th Floor
Costa Mesa, California 92626
(714) 641-5100
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of filing fee*
$27,825,000	$1,983.92

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended. The Transaction Valuation was calculated assuming that 9,275,000 shares of common stock are being purchased at the tender offer price of $3.00 per share.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the tender offer (the “Offer”) by Strategic Shareholder Liquidity Fund, LLC, a Delaware limited liability company (“Purchaser”) to acquire 9,275,000 shares of common stock, par value $0.01 per share (“Shares”), of Dividend Capital Total Realty Trust Inc., a Maryland corporation (“Dividend Capital”), at a price of $3.00 per Share, less the amount of any dividend declared or made with respect to the Shares on or between August 11, 2010 and October 1, 2010 or such other date to which this offer may be extended (the “Expiration Date”), in cash (less any required withholding taxes and without interest) (the “Offer Price”).
     The terms and conditions of the offer are described in the Purchaser’s Offer to Purchase, dated August 11, 2010 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and the accompanying Letter of Transmittal (the “Letter of Transmittal”) and the instructions thereto, a copy of which is attached hereto as Exhibit (a)(1)(B) (which, as they may be amended or supplemented from time to time, together constitute the “Offer”).
ITEMS 1 THROUGH 11
     All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 11 in this Schedule TO.
ITEM 12. EXHIBITS.

(a)(1)(A)	Offer to Purchase

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Form of advertisement to be published in Investor’s Business Daily

(a)(1)(D)	Form W-9

(b)—(h)	Not Applicable.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 11, 2010

STRATEGIC SHAREHOLDER LIQUIDITY FUND, LLC

By:	/s/ Harold Hofer
Name: Harold Hofer
Title: Authorized signatory

STRATEGIC SHAREHOLDER LIQUIDITY FUND OPERATOR, LLC

By:	/s/ Harold Hofer
Name: Harold Hofer
Title: Its Managing member

STONERISE CAPITAL MANAGEMENT MASTER FUND, L.P.

By:	/s/ Jeff Cozad
Name: Jeff Cozad
Title: Authorized signatory

HAROLD HOFER

By:	/s/ Harold Hofer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Form of advertisement to be published in Investor’s Business Daily

(a)(1)(D)	Form W-9